                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                SCHEDULE 14D-9/A
                                (AMENDMENT NO. 3)
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                              --------------------

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                (NAME OF SUBJECT COMPANY TRANSLATED INTO ENGLISH)
                              --------------------

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                        (NAME OF PERSON FILING STATEMENT)

                              --------------------

                           American Depositary Shares
              Class H Ordinary Shares, Par Value RMB 1.00 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                              --------------------

                                    477418107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               -------------------

                                  Zhang Li Yan
                              No. 9, Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                         The People's Republic of China
                                (86) 432-390-3651

                                 with a copy to:

                                 Chun Wei, Esq.
                             Sullivan & Cromwell LLP
                                   28th Floor
                            Nine Queen's Road Central
                                    Hong Kong
                                 (852) 2826-8688

          (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

                              --------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                              --------------------
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ITEM 1. SUBJECT COMPANY INFORMATION

(a) Please see Item 2(a) of Schedule 13E-3/A (Amendment No. 1) filed with the Securities and Exchange Commission (the "SEC") by PetroChina Company Limited, a joint stock limited company incorporated in the People's Republic of China with limited liability ("PetroChina") and Jilin Chemical Industrial Company Limited, a joint stock limited company incorporated in the People's Republic of China with limited liability ("Jilin") on December 9, 2005.

(b) Please see Item 2(b) of Schedule 13E-3/A (Amendment No. 1) filed by PetroChina and Jilin with the SEC on December 9, 2005.


ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Please see Item 2(a) of Schedule 13E-3/A (Amendment No. 1) filed by PetroChina and Jilin with the SEC on December 9, 2005.

(d) Please see Item 2(d) of Schedule 13E-3/A (Amendment No. 1) filed by PetroChina and Jilin with the SEC on December 9, 2005.


ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(d) Please see the information set forth under the caption "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Background of the H Share Offer", "LETTER FROM THE JILIN BOARD--Introduction" in the Amended and Restated Composite Offer and Response Document Relating to the H Share Offer Class Meeting of the Jilin H Shareholders filed as Exhibit (a)(1) to the Schedule 13E-3/A (Amendment No. 1) filed by PetroChina and Jilin with the SEC on December 9, 2005, as amended by Schedule 13E-3/A (Amendment No. 3) filed by PetroChina and Jilin with the SEC on December 23, 2005 (the "Composite Document"), and "GENERAL INFORMATION RELATING TO JILIN--Disclosure of Interests" in Appendix VI of the Composite Document.


ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) Please see the information set forth under the caption "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Recommendation of the Jilin Board of Directors", "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Recommendation of the Jilin Independent Board Committee", "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Report of the Independent Financial Adviser to the Jilin Independent Board Committee", "LETTER FROM THE JILIN BOARD" and "LETTER FROM PLATINUM" in the Composite Document.

(b) Please see the information set forth under the caption "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Recommendation of the Jilin Board of Directors", "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Recommendation of the Jilin Independent Board Committee",

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       "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Report of the Independent
       Financial Adviser to the Jilin Independent Board Committee", "LETTER FROM THE JILIN BOARD" and "LETTER FROM PLATINUM" in the Composite Document.

(c) Please see the information set forth under the caption "GENERAL INFORMATION RELATING TO JILIN--Disclosure of Interests" in Appendix VI to the Composite Document.


ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Please see Item 14(a) of Schedule 13E-3/A (Amendment No. 1) filed by PetroChina and Jilin with the SEC on December 9, 2005.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) Please see Item 11(b) of Schedule 13E-3/A (Amendment No. 1) filed by PetroChina and Jilin with the SEC on December 9, 2005.


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(d)(1) None.

(d)(2) Please see the information set forth under the captions "SPECIAL FACTORS REGARDING THE H SHARE OFFER--Recommendation of the Jilin Board of Directors" and "LETTER FROM THE JILIN INDEPENDENT BOARD COMMITTEE."


ITEM 8. ADDITIONAL INFORMATION.

(b) Please see Item 15(b) of Schedule 13E-3/A (Amendment No. 1) filed by Petrochina and Jilin with the SEC on December 9, 2005.

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ITEM 9. EXHIBITS.

    Number       Description
(a)(1)           Please see Item 16(a)(1) of Schedule 13E-3/A (Amendment No. 1)
                 filed by PetroChina and Jilin with the SEC on December 9, 2005, as amended by Schedule 13E-3/A (Amendment No. 3) filed by
                 PetroChina and Jilin with the SEC on December 23, 2005.

(a)(7),(8),(9),  Please see Items 16(a)(7), 16(a)(8), 16(a)(9) and 16(a)(10) of
(10) Schedule 13E-3 filed by PetroChina and Jilin with the SEC on November 16, 2005.

(a)(11) Please see Item 16(a)(11) of Schedule 13E-3/A (Amendment No. 2) filed by PetroChina and Jilin with the SEC on December 13, 2005.

(e)              None.

(g)              None.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 2005



                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                       By:          /s/ ZHANG XINGFU
                                           -------------------------------------
                                           Name:  ZHANG XINGFU
                                           Title: EXECUTIVE DIRECTOR AND GENERAL
                                                  MANAGER

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